FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE
Juan Pablo Reitze
For further information contact:	Head of Investor Relations
Jaime Montero	jprv@endesa.cl
Investor Relations Director
Endesa Chile	Irene Aguiló
(56-2) 634-2329	iaguilo@endesa.cl
jfmv@endesa.cl
Jacqueline Michael
jmc@endesa.cl

María Teresa Fuentealba
mtfd@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE PERIOD ENDED SEPTEMBER 30, 2008

(Santiago, Chile, October 29, 2008) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended September 30, 2008. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP) as required by Chilean authorities. September 2007 figures have been adjusted by the year-over-year CPI variation of 9.3% . The figures expressed in US Dollars for both periods were calculated based on the September 30, 2008 exchange rate of 551.31 Chilean pesos per dollar.

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiary (Emgesa S.A. E.S.P.) and its Peruvian subsidiary (Edegel S.A.A.).

Highlights for the Period

Endesa Chile’s net income for the period January-September 2008 amounted to Ch$296,738 million, compared to Ch$134,704 million recorded for the same period of 2007. This change is due to a 41% increase in operating income and a 63% improvement in the company’s non-operating result over the comparable period. The improved non-operating result was mainly explained by the better results of our affiliate company Endesa Brasil, the improved result of the conversion to Chilean GAAP (Technical Bulletin 64) mainly due to the exchange rate in Colombia and Chile, and lower financial expenses.

Operating income for the first three quarters of 2008 was Ch$587,482 million, an increase of 41% compared to the Ch$415,705 million reported for the same period of 2007. This better result is explained by the growth of the operating income in Chile and abroad.
EBITDA, or operating income plus depreciation and amortization, amounted to Ch$756,372 million as of September 30, 2008, a 31% increase over the same period of 2007, which is a good recovery considering that it had fallen by 14% in the first quarter. The EBITDA distribution by country is as follows: Chile, 59%, where Endesa Chile has a higher market share; Colombia, 27%; Peru, 8%, and Argentina, 6%. Since Endesa Chile does not consolidate Endesa Brasil, its EBITDA is not considered under this distribution.

Consolidated revenues as of September 2008 were Ch$1,729,944 million, 26% greater than the Ch$1,369,747million recorded in the same period of the previous year, explained by higher energy sales in all the countries where we operate.

Consolidated physical sales in the period amounted to 41,165 GWh, practically equal as in the same period of 2007. Argentina experienced 15% lower physical sales due to 1,578 GWh lower sales of El Chocón, because of reduced dispatch reflecting lower hydrology. On the other hand, sales in Chile, Colombia and Peru increased by 2%, 6% and 6% respectively compared to the same period 2007.

Consolidated operating expenses as of September 2008 were Ch$1,111,657 million, an increase of 20% over the same period of 2007. The greater use of liquid fuels in Chile, Argentina and Peru, together with their higher prices, largely explains this increase. Selling, general and administrative expenses declined by 1% to Ch$30,806 million to September 2008, mainly explained by lower general expenses in Peru and Chile.

The most important events for the period January-September 2008 were the following:

  The inauguration and start-up in combined cycle of the San Isidro II thermal plant, injecting 353 MW into the SIC since January 2008. This plant will reach a capacity of 377 MW once it is operating with liquefied natural gas (LNG) in 2009.

  In March, the unit No.1 of the Taltal plant began its dual operation, permitting the injection of additional 120 MW to the SIC. This plant, although originally designed to operate with natural gas, may now also operate with diesel oil to meet the energy requirements of a non-interrupted and unrestricted supply service even under adverse conditions, thanks to additional investments.

  The start up of commercial operations in June of the Ojos de Agua 9 MW mini-hydroelectric plant in the Maule region, a plant that belongs to Endesa Eco and is registered as a CDM (Clean Development Mechanism) project, which will enable it to trade around 20,870 tons of CO2 per year on the carbon bonds market.

  A 6 year-term bank loan of US$400 million was signed in June on favorable financial terms, which permitted the refinancing of a Yankee bond issued in 1998 for the same amount, which matured on July 15, 2008.

  The highest rating of triple A+, obtained for the Sustainability Report 2007 by the Global Reporting Initiative (GRI), further demonstrates Endesa Chile’s commitment to provide transparent information to all of its stakeholders. The United Nations Global Compact published this document in the “notable” category.

  During 2008, Standard & Poor’s and Fitch Rating upgraded the rating of Peru and Brazil to Investment Grade, countries in which Endesa Chile has investments.

Consolidated Income Statement (Chilean GAAP, Thousand US$)

Table 1

(Chilean GAAP, Thousand US$)

	Jan. - Sept. 2007	Jan. - Sept. 2008	Variance	Change

Operating Revenues	2,484,532	3,137,880	653,348	26.3%
Operating Expenses	(1,674,281)	(2,016,391)	(342,111)	(20.4%)

Gross Income	810,251	1,121,489	311,237	38.4%

SG&A	(56,219)	(55,878)	341	0.6%

Operating Income	754,032	1,065,611	311,579	41.3%

Net Financial Income (Expenses)	(238,726)	(212,328)	26,398	11.1%
Interest Income	28,535	29,133	598	2.1%
Interest Expense	(267,261)	(241,461)	25,800	9.7%
Net Income from Related Companies	50,960	136,728	85,767	168.3%
Equity Gains from Related Companies	62,006	144,396	82,390	132.9%
Equity Losses from Related Companies	(11,046)	(7,668)	3,377	30.6%
Net other Non Operating Income (Expense)	(127,718)	(16,602)	111,116	87.0%
Other Non Operating Income	24,915	91,062	66,148	265.5%
Other Non Operating Expenses	(152,633)	(107,664)	44,969	29.5%
Positive Goodwill Amortization	(1,281)	(1,462)	(181)	(14.1%)
Price Level Restatement	6,615	2,000	(4,614)	(69.8%)
Exchange differences	27,062	(12,678)	(39,740)	(146.8%)

Non Operating Income	(283,087)	(104,341)	178,746	63.1%

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	470,945	961,270	490,325	104.1%

Income Tax	(141,674)	(236,727)	(95,053)	(67.1%)
Extraordinary Items	-	-	-
Minority Interest	(91,597)	(193,818)	(102,221)	(111.6%)
Negative Goodwill Amortization	6,660	7,518	858	12.9%

NET INCOME	244,334	538,242	293,909	120.3%

Table 1.1

(Chilean GAAP, Million Ch$)

	Jan. - Sept. 2007	Jan. - Sept. 2008	Variance	Change

Operating Revenues	1,369,747	1,729,944	360,197	26.3%
Operating Expenses	(923,048)	(1,111,657)	(188,609)	(20.4%)

Gross Income	446,699	618,288	171,588	38.4%

SG&A	(30,994)	(30,806)	188	0.6%

Operating Income	415,705	587,482	171,776	41.3%

Net Financial Income (Expenses)	(131,612)	(117,058)	14,554	11.1%
Interest Income	15,732	16,061	330	2.1%
Interest Expense	(147,344)	(133,120)	14,224	9.7%
Net Income from Related Companies	28,095	75,379	47,284	168.3%
Equity Gains from Related Companies	34,184	79,607	45,422	132.9%
Equity Losses from Related Companies	(6,090)	(4,228)	1,862	30.6%
Net other Non Operating Income (Expense)	(70,412)	(9,153)	61,259	87.0%
Other Non Operating Income	13,736	50,204	36,468	265.5%
Other Non Operating Expenses	(84,148)	(59,356)	24,792	29.5%
Positive Goodwill Amortization	(706)	(806)	(100)	(14.1%)
Price Level Restatement	3,647	1,103	(2,544)	(69.8%)
Exchange differences	14,920	(6,990)	(21,909)	(146.8%)

Non Operating Income	(156,069)	(57,524)	98,545	63.1%

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	259,636	529,958	270,321	104.1%

Income Tax	(78,106)	(130,510)	(52,404)	(67.1%)
Extraordinary Items	-	-	-
Minority Interest	(50,499)	(106,854)	(56,355)	(111.6%)
Negative Goodwill Amortization	3,672	4,145	473	12.9%

NET INCOME	134,704	296,738	162,035	120.3%

Main events during the period

Investments

Endesa Chile is constructing and studying several projects in Chile, Colombia and Peru. The projects in Chile will contribute approximately 794 MW to the electricity grid from 2008 to 2010, with an investment of approximately US$950 million. In Peru, the entry of new capacity in the same period will reach 188 MW and the estimated investment is US$90 million. In the case of Colombia, the entry of new capacity will be completed in the year 2014 to reach 400 MW and will represent an estimated investment of over US$650 million.

Reinforcing Endesa Chile’s commitment to sustainability and within the non-conventional renewable energy (NCRE) project development initiatives, following the commercial start-up in December 2007 of the Canela 18 MW wind farm, the company, Endesa Eco, has acquired adjoining land and signed an order to proceed to Acciona Windpower for the supply of 40 wind-generators for producing an additional 60 MW, with an estimated investment of US$147 million. On April 28, 2008, the environmental impact declaration was submitted to the Coquimbo Region Corema (regional environmental authority) for the Canela II wind farm project; the favorable qualification resolution was granted on September 9, 2008. This wind farm will start operations in the last quarter 2009.

In mid January 2008, two months ahead of the original schedule, the San Isidro II plant completed the closing of the combined cycle to achieve a total capacity of 353 MW. Taking into account both the open and combined cycle stages, the project required a total investment of US$ 233 million. In 2009, once liquefied natural gas (LNG) is available in Chile, the plant will reach its full capacity of 377 MW. The earlier start-up of this plant provided an important support for the complex energy supply situation in early 2008

As part of its strategy for ensuring reliable and diversified energy sources, the Company is actively taking part in the government-promoted initiative to diversify the energy matrix through the Quintero LNG project, with a 20% holding in the ownership of the re-gasification terminal, together with Enap, Metrogas and British Gas, the latter being the gas supplier. Its estimated investment is US$1.0 billion and will be operating in fast-track mode in mid 2009, and definitively in 2010.

Endesa Chile, concerned about Chile’s tight electricity supply situation over the next few years, began the operation of unit No.1 of the Taltal plant, with an additional installed capacity of 120 MW operating with diesel, obtained from a unit that originally operated with Argentine natural gas.

Similarly, the Company submitted the environmental impact assessment for the Quintero plant, operating in open cycle with diesel until LNG becomes available. The plant will have a total capacity of 250 MW and will be located alongside the Quintero regasification plant. In September 2007, Endesa Chile awarded General Electric a contract for the provision of two 125 MW turbines for this project and, in January 2008, awarded the EPC contract to Sigdo Koppers. The total investment in the Quintero project amounts to US$128 million and start-up is planned for the first quarter of 2009.

Regarding the development and progress of the HidroAysén hydroelectric project, in which Endesa Chile holds a 51% shareholding and Colbún S.A. the remaining 49% and whose installed capacity would be 2,750 MW, this generation project’s environment impact assessment (EIA) was submitted to the environmental authority on August 14. The preparation of this assessment was prepared by an international consortium comprising SWECO, POCH Ambiental and EPS, and has involved a total investment of US$14 million and the participation of 8 top-level academic centers. HidroAysén has mandated the transmission company Transelec to make the design and route studies for the construction and transmission service of the high voltage direct current (HVDC) line to bring the plants’ energy and power to the SIC.

Construction works have continued on the Bocamina II coal-fired plant in the town of Coronel in Chile’s Eighth Region. With a capacity of 370 MW, this plant will have the latest technologies for reducing emissions and it is expected to commence operations in the second half of 2010. The estimated investment is US$625 million and the works are already well progressed.

On April 16, 2008, the Maule regional environmental authority approved the environmental impact assessment of the Los Cóndores pass-through hydroelectric project, with a capacity of approximately 150 MW and an average annual generation of 560 GWh. This plant will use the waters of the Lake Maule and will be located in San Clemente, Talca. The estimated investment is US$ 180 million and its start up is planned for late 2012. Construction works will begin toward the end of this year.

On June 27, 2008, Endesa Eco started operating its Ojos de Agua pass-through hydroelectric plant, located approximately 100 kilometers from the city of Talca, in the valley of the river Cipreses, downstream from the Lake La Invernada. The investment in this 9 MW plant was US$ 28 million.

In Peru, a turnkey contract was signed in January 2008 with Siemens Power Generation for the installation of a 188 MW turbine at the Santa Rosa plant which will operate with gas from Camisea, a project that will require an investment of approximately US$ 90 million. This project will increase Edegel’s installed capacity to 1,654 MW and will enable it to keep up with fast-growing electricity demand in the Peruvian market. A study is being made to see whether its start-up date, originally planned for mid December 2009, can be brought forward.

In Colombia, following the conclusion of the Assignment of Firm Energy Obligations process for projects coming into operation between December 2014 and November 2019, the Colombian Ministry of Mines and Energy selected in June the assignment of Emgesa’s El Quimbo hydroelectric project. With an estimated investment of over US$650 million, the project will have an installed capacity of 400 MW, will be built in the Huila on the river Magdalena, upstream from the Betania plant, and should start providing energy supplies by December 2014.

In Argentina, Endesa Chile, through its subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A., has made an investment of US$160 million, including loans of US$42 million, holding 21% shareholdings in the companies Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which are building combined-cycle generating power plants of 800 MW each, both of which started operations this year in open cycle. Both plants are estimated to operate in combined cycle during the second half of 2009. From that moment, the companies will begin to recover their credits from the cash flows generated by the project through their production sales contracts with MEM.

Operating Income

The following is an analysis of the business by country:

In Argentina, operating income was Ch$11,651 million, compared to Ch$23,134 million in the January-September period of 2007, a reduction of 50%. The reduced hydrology available required a larger contribution by thermal plants using expensive liquid fuels. Its efficient production and commercial policy enabled Endesa Costanera to improve its revenues by Ch$8,687 million to Ch$7,438 million, as a result of a 14% increase in revenues, explained by a 4% rise in physical sales coupled to a rise in average tariffs. Operating expenses increased by 10% compared to the previous year. On the other hand, El Chocón showed a reduction in operating income by Ch$20,192 million to a level of Ch$4,261 million as of September 2008, due to a 49% decrease in physical sales compared to the same period at the previous year, explained by the reduced dispatch caused by low hydrology.

Colombia’s operating income amounted to Ch$177,744 million to the third quarter of 2008, 38% more than in the corresponding period of 2007. This improvement is mainly explained by the effect of conversion to Chilean GAAP due to exchange rate fluctuations with respect to the dollar in Chile and Colombia, and by higher average sales prices and a 6% greater sales volume which reached 12,362 GWh, with better hydraulic dispatch as a result of good hydrology. Operating expenses rose by 11%, mainly due to higher tolls. Production increased by 9% to 9,602 GWh, showing the good performance of our operations in that country.

Peru reported an operating income of Ch$30,141 million, which represents a 27% decrease with respect to the Ch$41,268 million generated in the first nine months of 2007. This was explained by the 29% increase in operating expenses as a result of greater thermal generation with diesel because of maintenance works on the Camisea pipeline, which transports natural gas, and also due to the constraint in the pipelines and transmission lines; and larger and more expensive energy purchases compared to 2007. This was partially offset by revenues which grew by 10%, from Ch$140,731 million to Ch$154,672 million, driven by a 6% increase in physical sales.

In Chile, revenues amounted to Ch$992,039 million as of September 2008, 97% of which derived from the generation business, and the rest from other revenues coming mainly from engineering services. In the generation business, operating income was Ch$363,084 million, and Ch$218,182 million accounted in the first nine months of 2007. This rise is mainly the result of higher revenues accounted in a period of relatively high average spot energy prices and in which the average regulated price was over US$130 per MWh. Operating expenses rose by 27% to Ch$587,988 million, including Ch$144,319 million of higher fuel costs because of the greater thermal generation with oil at high prices in the period. It should be mentioned that Endesa Chile’s commercial policy has enabled it to sell energy on the spot market, helped also by improved hydrology from May 2008 onward. With this, the production of 14,662 GWh to the end of September 2008 showed an increase of almost 5% over the same period of the year before.

Non-Operational Analysis

The non-operating loss in the first nine months of 2008 amounted to Ch$57,524 million, which compares to a loss of Ch$156,069 million in the same period of 2007. The principal variations in the non-operating result are as follows:

Net income from investments in related companies increased by Ch$47,284 million in the first nine months of 2008 compared to the same period of 2007, basically explained by Ch$45,149 million of improved results from the affiliate company Endesa Brasil S.A.

Net other non-operating income and expenses showed an improvement of Ch$61,259 million, mainly explained by Ch$61,720 million of better result from the conversion adjustment (Technical Bulletin No,64 of the Chilean Institute of Accountants) of our foreign subsidiaries, mainly in Colombia, by Ch$11,304 million of reduced provisions for capital tax in Colombia, and by Ch$3,800 million of reduced provisions for contingencies and litigation, partially offset by Ch$18,428 million of taxes on the dissolution of Cono Sur and Endesa Chile’s Agency in Cayman Islands.

Consolidated financial expenses declined by Ch$14,224 million, from Ch$147,344 million in the January-September 2007 period to Ch$133,120 million in 2008, a reduction of 10%, mostly in Chile. Financial income rose slightly, from Ch$15,732 million in the 2007 period to Ch$16,061 million in 2008.

Price-level restatements showed a negative change of Ch$2,544 million, mainly due to the effect of higher inflation in the January-September 2008 period, which reached 7%, compared to 5% in the 2007 period. This change affects non-monetary assets and liabilities and certain monetary items, mainly bonds denominated in U.F., and also the restatement of the income statement accounts.

Exchange rate differences changed negatively by Ch$21,909 million in the January-September 2008 period compared to the same period of 2007, passing from a gain of Ch$14,920 million in 2007 to a loss of Ch$6,989 million in 2008. This is mainly explained by fluctuations in the exchange rate between both periods. In the first nine months of 2008, the Chilean peso depreciated against the dollar by 10%, compared to a 4% appreciation of the peso in the 2007 period.

Taxes rose by Ch$52,404 million to September 30, 2008 compared to the same period of the previous year. Consolidated income tax amounted to Ch$130,510 million, comprising a charge for income tax of Ch$93,508 million and Ch$37,002 million of deferred taxes. Income tax showed an increase of Ch$40,852 million compared to September 2007, which is related to higher taxable income. Deferred taxes showed an increase of Ch$11,552 million over the same period of the previous year.

Financing

In June 2008 Endesa Chile signed a bank loan for US$400 million, of which US$200 million are at fixed term and US$200 million are revolving, both have a six year term. This revolving facility has not been disbursed yet.

In addition, Endesa Chile has made disbursements under its revolving credit facilities for a total of US$234 million as of September 2008. The company thus maintains a total amount outstanding of US$450 million out of the total US$ 850 million available.

This year 2008, Edegel contracted new debt of US$ 50 million, whose break down is as follows:

• A domestic US dollar bond was issued on January 25, 2008 for US$10 million, for a 20-year term and with an interest rate of 6.35% .

• A domestic bond was issued on March 7, 2008 for 28.3 million soles (approximately US$10 million), for a 7-year term and with an interest rate of 6.59% .

• New bank debt was contracted on September 8, 2008 for US$ 30 million for a 5-year term and an interest rate of Libor + 3%.

The proceeds were used to refinance programmed maturities.

In addition, on March 25, 2008 Edegel contracted new debt of US$90 million at an interest rate of Libor +1.75%, to finance the Santa Rosa project.

On June 21, the documentation was signed for the financing of GNL Quintero, a company in which Endesa Chile has a 20% share. This project finance amounts to a maximum of US$ 1,111 million, for a 15 year term and without recourse to the project’s shareholders. GNL Quintero has thus assured the funds required for completing the construction of the terminal.

As of the end of September 2008, the consolidated financial debt of Endesa Chile amounted to US$4,016 million, 2% lower than at the end of the same period of 2007, of which US$977 million matures in 2009. As of the same date, Endesa Chile’s liquidity is strong, reaching a total amount of $ 231,124 million on a consolidated basis, available in cash and cash equivalents.

Sustainability and the Environment

In September 2008, the United Nations Global Compact published on its web site, in the “Notable” category, Endesa Chile’s latest Communication of Progress (COP) which was reported through its Sustainability Report 2007. As in the previous year, the company thus forms part of a select group for companies from around the world which have obtained this important classification during this year, making it a benchmark in the preparation of COPs.

Also in September, the Swiss agency Sustainable Asset Management (SAM Research) provided the results of the evaluation of Endesa Chile in corporate sustainability. The company’s score was 76 percentage points, 19 points above the average of the 33 companies evaluated (57 points), placing it within the range of the world’s leaders in sustainability (which obtained scores of between 70 and 83 points).

In July, Endesa Chile was recognized as one of the companies notable for their environmental concern for the, rising from tenth to eighth place in the ranking of the “Most Respected Companies 2008”, a study prepared by Adimark GfK on behalf of La Segunda newspaper. Endesa Chile was the only electricity generation company appearing in this category.

Conclusion

The solid results accumulated as of September 2008 are basically explained by those of Brazil, Colombia and Chile. In Chile, the suitable commercial policy and improved hydrology have offset the high fuel prices. Our businesses in Colombia benefited from the exchange rate fluctuations, higher average prices and greater physical sales. Although the operating results in Argentina and Peru declined, Endesa Chile’s consolidated operating income rose by 41% and its EBITDA improved by 31%.

Endesa Chile operates in a world that is experiencing a financial crisis with much market volatility. Despite this, the company maintains a solid liquidity and balance sheet to face coming challenges, like the refinancing of its debt during 2009 and the numerous and different projects on which Endesa Chile is working to meet the country’s medium and long-term energy requirements in a scenario of growing energy demand. The projects coming into operation in the period 2008-2010 total 794 MW in Chile, including Canela II (60 MW), Bocamina II (370 MW) and the Quintero open-cycle plant (250 MW) will contribute to alleviating this tightness. In Peru, 188 MW will enter the system during that same period with the expansion of the Santa Rosa plant.

Consolidated Balance Sheet Analysis

The evolution of the key financial figures has been as follows:

Table 2

Assets (Thousand US$)	As of Sept. 30, 2007	As of Sept. 30, 2008	Variance	Change

Current Assets	1,259,888	1,286,958	27,070	2.1%
Fixed Assets	8,200,298	8,215,359	15,061	0.2%
Other Assets	1,187,953	1,432,137	244,184	20.6%
Total Assets	10,648,139	10,934,454	286,315	2.7%

Table 2.1

Assets (Million Ch$)	As of Sept. 30, 2007	As of Sept. 30, 2008	Variance	Change

Current Assets	694,589	709,513	14,924	2.1%
Fixed Assets	4,520,906	4,529,209	8,303	0.2%
Other Assets	654,930	789,551	134,621	20.6%
Total Assets	5,870,425	6,028,274	157,848	2.7%

The Company’s total assets as of September 30, 2008 show an increase of Ch$157,848 million compared to the same date of the year before, mainly due to the following reasons:

Current assets increased by Ch$14,924 million, mainly explained by an increase in trade accounts receivable of Ch$60,907 million and in other current assets of Ch$151,901 million, basically securities held under repurchase agreements. This was partially offset by reductions in notes and accounts receivable from related companies of Ch$97,091 million, basically a transfer to long term of a loan to the affiliate Atacama Finance Co., in cash and banks and time deposits of Ch$52,354 million and in inventories and recoverable taxes of Ch$41,167 million, basically fuel and VAT fiscal credits.

Fixed assets show a slight increase of Ch$8,303 million, mainly explained by the acquisition of fixed assets in a year for Ch$248,000, partially offset by depreciation of fixed assets for a year of Ch$217,000 million, sales of Ch$347 million and the effect of the real exchange rate on the fixed assets of foreign subsidiaries for approximately Ch$25,000 (using the methodology of keeping non-monetary assets in US dollars in accordance with Technical Bulletin No.64 of the Chilean Institute of Accountants).

Other assets show an increase of Ch$134,622 million, basically explained by an increase in notes and accounts receivable from related companies of Ch$101,025 million, mainly due to the transfer from short term of accounts receivable from the affiliate Atacama Finance Co., and an increase in investments in related companies of Ch$29,963 million, mainly from the affiliates Endesa Brasil, Centrales Hidroeléctricas de Aysén and GNL Quintero S.A..

Table 3

Liabilities (Thousand US$)	As of Sept. 30, 2007	As of Sept. 30, 2008	Variance	Change

Current liabilities	1,258,724	1,471,896	213,171	16.9%
Long-term liabilities	3,870,317	3,648,687	(221,629)	(5.7%)
Minority interest	1,947,062	1,793,912	(153,150)	(7.9%)
Equity	3,572,036	4,019,959	447,923	12.5%
Total Liabilities	10,648,139	10,934,454	286,315	2.7%

Table 3.1

Liabilities (Million Ch$)	As of Sept. 30, 2007	As of Sept. 30, 2008	Variance	Change

Current liabilities	693,947	811,471	117,524	16.9%
Long-term liabilities	2,133,744	2,011,558	(122,187)	(5.7%)
Minority interest	1,073,435	989,002	(84,433)	(7.9%)
Equity	1,969,299	2,216,243	246,944	12.5%
Total Liabilities	5,870,425	6,028,274	157,848	2.7%

Current liabilities rose by Ch$117,524 million, mainly due to an increase in bonds payable of Ch$121,502 million, principally due to the transfer from net of payments long term of bonds of Endesa Chile and Edegel S.A.; an increase in dividends payable of Ch$41,718 million, basically in Emgesa, and a rise in withholdings and income tax of Ch$ 21,577 million. This was partially offset by a reduction in bank borrowings of Ch$19,767 million, a decline in notes and accounts payable from related companies of Ch$39,477 million and reduced provisions and other current liabilities of Ch$9,582 million.

Long-term liabilities declined by Ch$122,186 million, mainly due to a reduction in bonds payable of Ch$381,441 million, mainly explained by transfers to short term of Endesa Chile and Edegel, net of new issues by Edegel, and the effect of the exchange rate, net of inflation, on bonds in dollars. This was partially offset by increases in sundry creditors and deferred taxes of Ch$48,155 million and in bank borrowings of Ch$215,488 million, basically in Endesa Chile and Edegel.

The minority interest fell by Ch$84,433 million, equivalent to 7.9%, due to reductions in the shareholders’ equity of the companies following dividend payments, capital reductions and the effect of the US dollar-Chilean peso exchange rate.

Shareholders’ equity increased by Ch$246,944 million compared to September 2007. This is mainly explained by the increase in retained earnings of Ch$86,299 million and the increase in net income for the period of Ch$162,035 million, partially offset by a reduction in other reserves of Ch$523 million.

Financial Debt Maturities with Third Parties

Table 4

(Thousand US$)	2008	2009	2010	2011	2012	Balance	TOTAL

Chile	2,228	630,888	264,623	214,012	19,856	1,422,197	2,553,805

Endesa Chile (*)	2,228	630,888	264,623	214,012	19,856	1,422,197	2,553,805

Argentina	34,747	93,795	65,321	80,918	24,066	11,588	310,436

Costanera	28,914	64,730	41,988	39,252	24,066	11,588	210,538
Chocón	5,833	29,064	23,333	41,667			99,898

Perú	39,266	97,712	52,785	75,131	89,000	134,319	488,212

Edegel	39,266	97,712	52,785	75,131	89,000	134,319	488,212

Colombia	905	146,607		183,940	140,259	193,137	664,848

Emgesa	905	146,607		183,940	140,259	193,137	664,848

TOTAL	77,146	969,001	382,729	554,002	273,181	1,761,242	4,017,302

Table 4.1

(Million Ch$)	2008	2009	2010	2011	2012	Balance	TOTAL

Chile	1,228	347,815	145,890	117,987	10,947	784,072	1,407,938

Endesa Chile (*)	1,228	347,815	145,890	117,987	10,947	784,072	1,407,938

Argentina	19,157	51,710	36,012	44,611	13,268	6,389	171,146

Costanera	15,941	35,687	23,148	21,640	13,268	6,389	116,072
Chocón	3,216	16,023	12,864	22,971			55,075

Perú	21,648	53,869	29,101	41,420	49,066	74,051	269,156

Edegel	21,648	53,869	29,101	41,420	49,066	74,051	269,156

Colombia	499	80,826		101,408	77,326	106,478	366,538

Emgesa	499	80,826		101,408	77,326	106,478	366,538

TOTAL	42,532	534,220	211,003	305,427	150,607	970,990	2,214,779

(*) Includes: Endesa Chile, Pangue and Celta
(*) Includes excercise in 2009 of put option of Yankee Bond for US$ 220 million

Table 5

Indicator	Unit	As of Sept. 30, 2007	As of Sept. 30, 2008	Change

Liquidity	Times	1.00	0.87	(13.0%)
Acid ratio test (*)	Times	0.81	0.58	(28.4%)
Leverage (**)	Times	0.93	0.88	(5.4%)
Short-term debt	%	24.5	28.7	17.1%
Long-term debt	%	75.5	71.3	(5.6%)

* Current assets net of inventories and pre-paid expenses
** Leverage = Total debt / (equity + minority interest)

The current ratio at September 2008 was 0.87:1, a 13% reduction compared to September 2007. The acid test ratio was 0.58:1, a decrease of 28.4% compared to September 2007, mainly explained by the increase in bonds payable maturing in the short term.

The debt ratio at September 2008 was 1.27:1, a reduction of 11.8% compared to the same date of the previous year.

Consolidated Balance Sheet (Chilean GAAP)

Table 6

ASSETS	Million Ch$		Thousand US$

	As of Sept. 30, 2007	As of Sept. 30, 2008	As of Sept. 30, 2007	As of Sept. 30, 2008

CURRENT ASSETS
Cash	53,435	26,089	96,923	47,322
Time Deposits	72,436	47,427	131,389	86,027
Marketable Securities	11,013	7,524	19,977	13,647
Accounts Receivable, net	196,366	257,273	356,180	466,657
Notes receivable	-	-	-	-
Other accounts receivable	58,002	53,280	105,207	96,642
Amounts due from related companies	173,972	76,881	315,560	139,451
Inventories, net	53,875	39,132	97,721	70,981
Income taxes recoverable	64,759	38,333	117,463	69,532
Prepaid expenses	6,344	7,832	11,507	14,206
Deferred taxes	4,070	3,523	7,383	6,389
Other current assets	318	152,219	577	276,105

Total currrent assets	694,589	709,513	1,259,888	1,286,958

PROPERTY, PLANT AND EQUIPMENT
Property	56,773	57,738	102,978	104,729
Buildings and Infrastructure	6,299,336	6,450,073	11,426,123	11,699,539
Plant and equipment	1,266,882	1,279,767	2,297,948	2,321,321
Other assets	208,788	249,935	378,713	453,348
Technical appraisal	13,717	13,645	24,881	24,750
Sub - Total	7,845,496	8,051,158	14,230,643	14,603,686
Accumulated depreciation	(3,324,590)	(3,521,949)	(6,030,345)	(6,388,327)

Total property, plant and equipment	4,520,906	4,529,209	8,200,298	8,215,359

OTHER ASSETS
Investments in related companies	542,449	572,412	983,928	1,038,277
Investments in other companies	4,440	4,356	8,053	7,901
Positive Goodwill	11,227	10,010	20,364	18,157
Negative goodwill	(43,356)	(36,846)	(78,642)	(66,833)
Long-term receivables	89,869	92,703	163,010	168,150
Amounts due from related companies	0	101,025	1	183,245
Intangibles	27,805	28,609	50,435	51,892
Accumulated amortization	(10,633)	(12,447)	(19,287)	(22,576)
Others	33,129	29,729	60,091	53,924

Total other assets	654,930	789,551	1,187,953	1,432,137

TOTAL ASSETS	5,870,425	6,028,274	10,648,139	10,934,454

Consolidated Balance Sheet (Chilean GAAP)

Table 6.1

LIABILITIES AND SHAREHOLDERS' EQUITY	Million Ch$		Thousand US$

	As of Sept. 30, 2007	As of Sept. 30, 2008	As of Sept. 30, 2007	As of Sept. 30, 2008

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	21,755	19,937	39,461	36,163
Current portion of long-term debt due to banks and fin. inst.	75,561	57,612	137,057	104,500
Notes Payable	-	-	-	-
Current portions of bonds payable	267,480	388,982	485,171	705,560
Current portion of other long-term debt	30,671	35,729	55,633	64,807
Dividends payable	2,402	44,119	4,356	80,026
Accounts payable and accrued expenses	158,899	158,061	288,221	286,701
Miscellaneous payables	20,064	18,605	36,394	33,748
Amounts payable to related companies	51,237	11,760	92,937	21,331
Provisions	29,954	25,592	54,332	46,420
Withholdings	13,284	21,024	24,095	38,135
Income Tax	7,557	21,394	13,707	38,806
Deferred Income	5,995	4,786	10,874	8,681
Deferred Taxes	-	-	-	-
Other current liabilities	9,090	3,869	16,488	7,018

Total current liabilities	693,947	811,471	1,258,724	1,471,896

LONG-TERM LIABILITIES
Due to banks and financial institutions	341,757	557,245	619,899	1,010,765
Bonds payable	1,418,455	1,037,014	2,572,881	1,880,999
Due to other institutions	60,446	58,808	109,641	106,669
Accounts payable	83,642	100,973	151,715	183,151
Amounts payable to related companies	-	-	-	-
Accrued expenses	34,181	31,685	62,000	57,472
Deferred taxes	167,374	198,200	303,593	359,507
Other long-Term liabilities	27,890	27,634	50,589	50,124

Total Long-term liabilities	2,133,744	2,011,558	3,870,317	3,648,687

Minority interest	1,073,435	989,002	1,947,062	1,793,912

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,244,512	1,222,878	2,257,372	2,218,131
Capital revaluation reserve	63,470	84,379	115,126	153,051
Additional paid-in capital-share premium	256,577	256,435	465,395	465,137
Other reserves	(167,593)	(168,116)	(303,991)	(304,939)
Total Capital and Reserves	1,396,966	1,395,575	2,533,902	2,531,381

Retained Earnings
Retained earnings	437,630	523,930	793,801	950,336
Net Income	134,704	296,738	244,334	538,242
Interim dividend	-	-	-	-
Accumulated surplus during development period of certain subsidiaries	-	-	-	-
Total Retained Earnings	572,334	820,668	1,038,134	1,488,578

Total Shareholders' Equity	1,969,299	2,216,243	3,572,036	4,019,959

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,870,425	6,028,274	10,648,139	10,934,454

BOOK AND ECONOMIC VALUE OF THE ASSETS

Fixed asset values are adjusted in accordance with the accounting criteria of the Chilean Superintendency of Securities and Insurance Companies, in its Circulars 550 and 566 of 1985.

Depreciation is calculated on the assets’ restated value of the, according to the remaining useful life of each asset.

Investments in related companies are shown valued at their proportional equity value. In the case of foreign companies, the application of this method has been made on financial statements prepared in accordance with the rules set out in Technical Bulletins 72 and 64 of the Chilean Institute of Accountants.

Intangible assets are corrected monetarily and are being amortized in accordance with the rules set out in Technical Bulletin 55 of the Chilean Institute of Accountants.

In accordance with Circular 150 of January 31, 2003 of the Superintendency of Securities and Insurance Companies, the Company has evaluated the recoverability of the assets related to its investments in accordance with the terms of Technical Bulletin 72 of the Chilean Institute of Accountants. As a result, it has been determined that there is no deterioration related to the businesses acquired except in the case of Endesa Chile’s investment in Inversiones Gas Atacama Holding Ltda., whose test determined that the recoverable value is below its book value, for which an allowance was made as of December 2007. As of September 30, 2008, the company believes that there is no indication of loss due to the potential deterioration that provides a result different to that obtained in the analysis made as of December 31, 2007.

Assets denominated in foreign currencies are shown at the exchange rate at the end of each period.

Investments in securities under repurchase agreements are shown at the investment value plus the proportion of the corresponding interest at the rate implicit in the transaction.

Accounts and notes receivable from related companies are shown according to their maturities, in short and long term. The transactions meet conditions of equity similar to those normally prevailing in the market.

In summary, the assets are shown valued according to generally accepted accounting principles and rules, and the relevant instructions of the Superintendency of Securities and Insurance Companies, as set out in Note 2 to the financial statements.

Consolidated Cash Flow (Chilean GAAP)

Table 7

Effective Cash Flow (Thousand US$)	Jan. - Sept. 2007	Jan. - Sept. 2008	Variance	Change

Operating	478,151	939,008	460,857	96.4%
Financing	(125,822)	(351,498)	(225,677)	(179.4%)
Investment	(401,480)	(360,836)	40,644	10.1%
Net cash flow of the period	(49,151)	226,674	275,825	561.2%

Table 7.1

Effective Cash Flow (Million Ch$)	Jan. - Sept. 2007	Jan. - Sept. 2008	Variance	Change

Operating	263,609	517,684	254,075	96.4%
Financing	(69,367)	(193,784)	(124,418)	(179.4%)
Investment	(221,340)	(198,932)	22,408	10.1%
Net cash flow of the period	(27,097)	124,968	152,065	561.2%

Operating activities generated a positive cash flow of Ch$517,684 million, an increase of 96.4% compared to September 2007. This is mainly composed of the net income for the period of Ch$296,738 million, plus charges to income not representing net cash flows of Ch$80,943 million, changes in assets affecting cash flow of (Ch$105,297) million, changes in liabilities affecting cash flow of Ch$138,471 million, gain on the sale of assets of Ch$24 million, and minority interest of Ch$106,854 million.

Financing activities generated a negative cash flow of Ch$193,784 million, an increase of 179.4% compared to September 2007. This mainly consisted of the drawing of loans and bonds for Ch$308,149 million, loans received from related companies of Ch$1,011 million and other sources of finance of Ch$448 million. This was offset by the repayment of loans and bonds of Ch$323,978 million, the payment of dividends of Ch$178,804 million and other disbursements of Ch$610 million.

Investment activities generated a negative flow of Ch$198,932 million, mainly explained by acquisitions of fixed assets of Ch$184,446 million, documented loans to related companies of Ch$49,402 million, permanent investments of Ch$19,507 million and other investment disbursements of Ch$5,870 million. This was offset by the collection of other loans to related companies of Ch$52,213 million, fixed asset sales proceeds of Ch$347 million and sales of permanent investments and other investment income of Ch$7,733 million.

Consolidated Cash Flow from Foreign Operations (Chilean GAAP)

Table 8

Cash Flow (Th US$) (1)	Interests		Dividends		Capital Red.		Intercompany Amortiz.		Others		Total

	As of Sep. 2007	As of Sep. 2008	As of Sep. 2007	As of Sep. 2008	As of Sep. 2007	As of Sep. 2008	As of Sep. 2007	As of Sep. 2008	As of Sep. 2007	As of Sep. 2008	As of Sep. 2007	As of Sep. 2008

Argentina	374.3	463.6	11,383.7	334.2					2,588.4	739.0	14,346.4	1,536.8
Peru			11,980.4	9,961.0							11,980.4	9,961.0
Brazil			60,513.6	30,688.8							60,513.6	30,688.8
Colombia				35,476.4								35,476.4

Total	374.3	463.6	83,877.6	76,460.4					2,588.4	739.0	86,840.4	77,663.0

(1) The figures are expressed at exchange rate of Ch$ 551.31 per dollar.

Consolidated Cash Flow (Chilean GAAP)

Table 9

	Million Ch$		Thousand US$

	Jan. - Sept. 2007	Jan. - Sept. 2008	Jan. - Sept. 2007	Jan. - Sept. 2008

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	134,704	296,738	244,334	538,242

(Profit) loss in sale of assets
(Profit) loss in sale of fixed assets	(435)	(24)	(788)	(44)
(Profit) loss in sale of investments	-	-	-	-
Charges (credits) which do not represent cash flows:	160,359	80,943	290,870	146,819
Depreciation	157,267	167,656	285,260	304,105
Amortization of intangibles	2,269	1,234	4,116	2,238
Write-offs and provisions	-	-	-	-
Amortization of positive goodwill	706	806	1,281	1,462
Amortization of negative goodwill (less)	(3,672)	(4,145)	(6,660)	(7,518)
Accrued profit from related companies (less)	(34,184)	(79,607)	(62,006)	(144,396)
Accrued loss from related companies	6,090	4,228	11,046	7,668
Net, price-level restatement	(3,647)	(1,103)	(6,615)	(2,000)
Net exchange difference	(14,920)	6,990	(27,062)	12,678
Other credits which do not represent cash flow (less)	(885)	(23,053)	(1,605)	(41,815)
Other charges which do not represent cash flow	51,335	7,938	93,115	14,398
Assets variations which affect cash flow:	(155,123)	(105,297)	(281,372)	(190,995)
Decrease (increase) in receivable accounts	(110,547)	(20,331)	(200,516)	(36,877)
Decrease (increase) in inventories	(31,643)	17,958	(57,397)	32,573
Decrease (increase) in other assets	(12,933)	(102,924)	(23,459)	(186,691)
Liabilities variations which affect cash flow:	73,606	138,471	133,511	251,167
Accounts payable related to operating results	139,278	65,601	252,631	118,991
Interest payable	(31,324)	(24,421)	(56,818)	(44,296)
Income tax payable	17,618	80,796	31,957	146,553
Accounts payable related to non operating results	(970)	14,707	(1,759)	26,676
Accrued expenses and withholdings	(50,996)	1,788	(92,500)	3,243
Minority Interest	50,499	106,854	91,597	193,818

Net Positive Cash Flow Originated from Operating Activities	263,609	517,684	478,151	939,008

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and subscribed	-	-	-	-
Proceeds from loans wired	143,229	296,955	259,798	538,635
Proceeds from debt issuance	158,120	11,195	286,807	20,306
Proceeds from loans obtained from related companies	42,469	1,011	77,034	1,833
Capital distribution	-	-	-	-
Other financing sources	-	448	-	813
Dividends paid	(152,985)	(178,805)	(277,494)	(324,328)
Loans, debt amortization (less)	(142,424)	(102,379)	(258,337)	(185,702)
Issuance debt amortization(less)	(117,284)	(221,598)	(212,736)	(401,949)
Amortization of loans obtained from related companies	-	-	-	-
Amortization of expenses in issuance debt	-	-	-
Other disbursements related to financing(less)	(493)	(610)	(893)	(1,107)

Net Cash Flow Originated from Financing Activities	(69,367)	(193,784)	(125,822)	(351,498)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	3,186	347	5,779	629
Sale of related companies	-	7,731	-	14,023
Sale of other investments	-	-	-	-
Collection upon loans to related companies	-	52,213	-	94,707
Other income on investments	46,174	2	83,754	4
Additions to fixed assets (less)	(157,280)	(184,446)	(285,284)	(334,560)
Investments in related companies (less)	(36,722)	(19,507)	(66,608)	(35,383)
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	(30,349)	(49,402)	(55,049)	(89,609)
Other investment disbursements(less)	(46,350)	(5,870)	(84,072)	(10,648)

Net Cash Flow Originated from Investment activities	(221,340)	(198,932)	(401,480)	(360,836)

Net Positive Cash Flow for the period	(27,097)	124,968	(49,151)	226,674

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	(14,669)	(1,797)	(26,608)	(3,259)
NET VARIATION OF CASH AND CASH EQUIVALENT	(41,766)	123,171	(75,759)	223,415
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	178,645	107,953	324,037	195,811

FINAL BALANCE OF CASH AND CASH EQUIVALENT	136,878	231,124	248,278	419,226

MOST IMPORTANT CHANGES IN THE MARKETS WHERE THE COMPANY OPERATES

ARGENTINA

No relevant changes.

CHILE

  On August 28, the Superintendency of Electricity and Fuels reported the ending of the voltage reduction to customers on the grid from September 1, 2008, which was established in the rationing decree of last March.

  The legislature approved in both chambers the Law on Reservoir Operation in the event of Alerts and Overflow Emergencies. This law authorizes the Waters Authority (DGA) of the Ministry of Public Works to require hydroelectric plants to prepare an operations manual and mitigation measures in the event of overflows. Fines could reach 6,000 UTA (equivalent to US$ 4.8 million as of September 2008) in the case of non-compliance with such law.

  The finance committee of the Chamber of Deputies unanimously approved and sent to the Senate a bill to include liquefied natural gas (LNG) into the operation of the Fuel Prices Stabilization Fund (FEPCO). This bill creates a balancing mechanism for the LNG price so that this fuel receives a credit or pays a tax of equal amount, in energy equivalent units, to that applied to the cheaper of diesel and liquefied petroleum gas (LPG). By this means, a balance will be maintained between the prices of LNG, diesel oil and LPG, which are its main substitutes.

COLOMBIA

  On September 9, Emgesa was notified of Resolution 321 of September 1, 2008, by which the Ministry of Mines and Energy declared of public use and social interest the land necessary for the construction and operation of the El Quimbo hydroelectric project, in favor of Emgesa.

PERU

  Limitations on energy supplies of the system have occurred due mainly to faults in the natural-gas distribution system of the company Cálidda which supplies the Ventanilla plant, added to the congestion in the pipeline taking gas from Camisea, low hydrology, a strong increase in the demand for electricity and gas, and problems in the supply of liquid fuels for some plants on the SEIN.

MARKET RISK ANALYSIS

ARGENTINA

  Hydrological risk: The Chocón reservoir ended the month of September with a water level of 378.85 msl, higher than the level of 372.08 msl recorded in September 2007. Flows in the Limay basin were around 28% above the historical average for September, thus improving the dry condition in the Comahue basin which has been evident since the beginning of the year.

  The supply of natural gas to Costanera during the third quarter of 2008 continued to be mainly based on the monthly supply agreements with a group of producers. Efforts are continuing to achieve longer-term contracts.

CHILE

  Hydrological risk: So far in this hydrological year, the system is experiencing a normal-wet type of hydrology with contributions with a probability of excess of 32.4%. As of September 30, the reservoirs level was approximately 5,140 GWh of equivalent energy (around 16% above the level recorded as of September 30, 2007).

  Fuels: High levels of restriction on supplies of natural gas from Argentina continued in the last quarter. Large levels of consumption of liquid fuels for generation also continued. Redirections of natural gas continue from generators to distributors, in order to meet residential and commercial consumption. These redirections reflect regulatory obligations and, as a result, San Isidro had to assign 16.6 MMm3 of its natural gas to distributors in the third quarter of 2008.

COLOMBIA

  Hydrological risk: Total flows on the SIN in the first nine months of 2008 were 116% of the historic average (wet hydrology). For Guavio, the tributaries for the same period were 87% (dry condition) and for Betania were 112% (wet hydrology).

PERU

  Hydrological risk: Edegel’s total volume of water stored in lakes and reservoirs as of the end of September 2008 reached approximately 166 MMm3, which represents 58% of total capacity. Flows in the Rimac basin in the third quarter were 95% of average (semi-dry condition). On the rivers Tulumayo and Tarma, the flows were 57% and 59% (both in the dry category) of average, respectively. In the case of the river Tulumayo, flows in the third quarter were below the previously-recorded minimum level.

  Fuels risk: During the quarter, Edegel signed the Firm Transportation contracts with Cálidda and TGP for the Ventanilla and Santa Rosa units, within the eleventh open season for transportation capacity organized by those companies.

EXCHANGE AND INTEREST RATE RISKS ANALYSIS

The Company has a considerable percentage of its loans denominated in US dollars as most of its sales in the different markets where it operates show a high degree of indexation to that currency. On the other hand, the markets in which the foreign subsidiaries operate show a lower indexation to the dollar than in Chile, thus having a higher portion of this financing in local currency.

Despite this natural exchange rate hedge, the Company, in a scenario of high dollar volatility, has continued with its policy of partially hedging its dollar liabilities in order to minimize fluctuations in its results caused by exchange rate variations. Considering the important reduction in the mismatched accounting position in recent years, which has reached prudent levels, the Company has modified its dollar-peso hedging policy by setting a maximum accounting mismatched position above which hedging transactions are undertaken.

As of September 30, 2008, the Company didn’t have any exchange rate coverage instrument in consolidated terms. As of September 30, 2007, the Company has hedged US$ 125 million through dollar-peso swap and dollar-peso forward contracts.

Regarding the consolidated interest rate risk, the Company has a proportion of fixed to variable rate debt of approximately 7% / 29% as of September 30, 2008. The percentage at fixed rates has reduced from the 81% / 19% fixed / variable percentages at the same date in 2007, thus reducing the interest-rate fluctuation risk.

Business Information of Chilean and Foreign Operations Main Operating Figures in GWh

Table 10

Jan. - Sept. 2008	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)

Total generation	6,244.9	1,107.3	7,352.2	14,662.2	9,602.0	6,069.6	23,023.8	37,686.0

Hydro generation	-	1,107.3	1,107.3	9,829.7	9,162.2	3,196.5	13,466.1	23,295.7

Thermo generation	6,244.9	-	6,244.9	4,811.5	439.8	2,873.1	9,557.8	14,369.2

Wind generation	-	-	-	21.0	-	-	-	21.0

Purchases	62.6	544.7	607.3	244.7	2,873.7	356.9	3,838.0	4,082.8

Purchases to related companies	-	-	-	3,712.4	-	-	-	3,712.4

Purchases to other generators	-	-	-	203.7	670.8	-	670.8	874.5

Purchases at spot	62.6	544.7	607.3	41.0	2,203.0	356.9	3,167.3	3,208.3

Transmission losses, pump and other consumption	61.8	-	61.8	301.9	113.9	126.2	301.9	603.9

Total electricity sales	6,245.7	1,652.0	7,897.7	14,604.9	12,361.8	6,300.4	26,560.0	41,164.9

Sales at regulated prices	-	-	-	8,655.0	6,520.5	2,615.1	9,135.6	17,790.6

Sales at unregulated prices	783.6	1,030.0	1,813.6	3,758.9	1,817.9	3,493.5	7,125.0	10,883.9

Sales at spot marginal cost	5,462.1	622.0	6,084.2	2,191.0	4,023.4	191.8	10,299.4	12,490.4

Sales to related companies generators	-	-	-	3,712.4	-	-	-	3,712.4

TOTAL SALES OF THE SYSTEM	79,513.2	79,513.2	79,513.2	39,456.6	55,589.8	20,032.1

Market Share on total sales (%)	7.9%	2.1%	9.9%	37.0%	22.2%	31.3%

Jan. - Sept. 2007	Costanera	Chocón	Tot. Argentina	Chile	Colombia	Peru	Abroad	TOTAL Cons.
(GWh)

Total generation	6,013.0	3,067.9	9,080.9	13,992.2	8,777.7	5,749.5	23,608.0	37,600.3

Hydro generation	-	3,067.9	3,067.9	9,714.2	8,393.3	3,386.7	14,847.9	24,562.1

Thermo generation	6,013.0	-	6,013.0	4,278.0	384.4	2,362.8	8,760.1	13,038.1

Wind generation	-	-	-	-	-	-	-	-

Purchases	74.4	162.4	236.7	798.2	2,992.0	308.3	3,537.0	4,335.2

Purchases to related companies	-	-	-	4,813.5	-	-	-	4,813.5

Purchases to other generators	-	-	-	687.0	594.7	-	594.7	1,281.7

Purchases at spot	74.4	162.4	236.7	111.2	2,397.3	308.3	2,942.3	3,053.5

Transmission losses, pump and other consumption	53.9	-	53.9	504.2	93.3	121.4	268.6	772.9

Total electricity sales	6,033.5	3,230.3	9,263.8	14,286.2	11,676.3	5,936.6	26,876.6	41,162.8

Sales at regulated prices	-	-	-	8,661.7	5,842.8	2,453.3	8,296.2	16,957.9

Sales at unregulated prices	736.5	994.2	1,730.8	3,966.7	1,835.8	3,075.6	6,642.2	10,608.9

Sales at spot marginal cost	5,296.9	2,236.1	7,533.0	1,657.8	3,997.7	407.6	11,938.2	13,596.1

Sales to related companies generators	-	-	-	4,813.8	-	-	-	4,813.8

TOTAL SALES OF THE SYSTEM	77,404.1	77,404.1	77,404.1	39,436.2	53,870.6	18,180.7

Market Share on total sales (%)	7.8%	4.2%	12.0%	36.2%	21.7%	32.7%

Business Information in Chilean Operations Main Operating Figures in GWh

Table 10.1

Jan. - Sept. 2008	Endesa and Non-Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING	Total Chile Consolidated
(GWh)

Total generation	11,454.9	2,389.7	13,844.7	817.5	14,662.2

Hydro generation	7,439.9	2,389.7	9,829.7	-	9,829.7

Thermo generation	3,994.0	-	3,994.0	817.5	4,811.5

Wind generation	21.0	-	21.0	-	21.0

Purchases	3,916.2	41.0	244.7	-	244.7

Purchases to related companies	3,712.4	-	3,712.4	-	3,712.4

Purchases to other generators	203.7	-	203.7	-	203.7

Purchases at spot	-	41.0	41.0	-	41.0

Transmission losses, pump and other consumption	289.9	11.0	300.9	1.1	301.9

Total electricity sales	15,081.2	2,419.7	13,788.5	816.4	14,604.9

Sales at regulated prices	8,394.4	260.7	8,655.0	-	8,655.0

Sales at unregulated prices	2,978.1	126.2	3,104.3	654.6	3,758.9

Sales at spot marginal cost	1,118.2	911.0	2,029.2	161.8	2,191.0

Sales to related companies generators	2,590.5	1,121.9	3,712.4	-	3,712.4

TOTAL SALES OF THE SYSTEM	29,712.5	29,712.5	29,712.5	9,744.1	39,456.6

Market Share on total sales (%)	42.0%	4.4%	46.4%	8.4%	37.0%

Jan. - Sept. 2007	Endesa and Non-Registered Subsidiaries	Pehuenche	Endesa SIC Consolidated	Endesa SING	Total Chile Consolidated
(GWh)

Total generation	10,930.1	2,360.9	13,291.1	701.2	13,992.2

Hydro generation	7,353.3	2,360.9	9,714.2	-	9,714.2

Thermo generation	3,576.8	-	3,576.8	701.2	4,278.0

Wind generation	-	-	-	-	-

Purchases	5,500.6	4.5	691.5	106.7	798.2

Purchases to related companies	4,813.5	-	4,813.5	-	4,813.5

Purchases to other generators	687.0	-	687.0	-	687.0

Purchases at spot	-	4.5	4.5	106.7	111.2

Transmission losses, pump and other consumption	485.3	9.8	495.1	9.1	504.2

Total electricity sales	15,945.7	2,355.6	13,487.4	798.8	14,286.2

Sales at regulated prices	8,502.0	159.7	8,661.7	-	8,661.7

Sales at unregulated prices	3,095.8	110.0	3,205.8	760.9	3,966.7

Sales at spot marginal cost	952.6	667.3	1,619.9	37.9	1,657.8

Sales to related companies generators	3,395.2	1,418.6	4,813.8	-	4,813.8

TOTAL SALES OF THE SYSTEM	29,928.9	29,928.9	29,928.9	9,507.3	39,436.2

Market Share on total sales (%)	41.9%	3.1%	45.1%	8.4%	36.2%

Endesa Chile’s Operating Revenues and Expenses breakdown by country (Chilean GAAP)

Table 11

	Million Ch$		Thousand US$
	Jan. - Sept. 2007	Jan. - Sept. 2008	Jan. - Sept. 2007	Jan. - Sept. 2008	% Var.

OPERATING REVENUES	1,369,747	1,729,944	2,484,532	3,137,880	26.3%

Energy Sales Revenues:	1,334,207	1,665,295	2,420,066	3,020,615	24.8%

Endesa Chile and Subs. in Chile	685,246	935,018	1,242,941	1,695,994	36.5%
Costanera	191,812	219,184	347,921	397,569	14.3%
Chocón	49,990	32,230	90,674	58,461	(35.5%)
Emgesa	267,414	331,284	485,052	600,903	23.9%
Edegel	139,745	147,579	253,479	267,688	5.6%

Other Revenues:	35,540	64,649	64,465	117,265	81.9%

Generation in Chile	11,265	30,339	20,434	55,031	169.3%
Other Businesses in Chile	22,881	26,682	41,503	48,397	16.6%
Costanera	-	-	-	-
Chocón	-	-	-	-
Emgesa	409	535	742	971	30.9%
Edegel	985	7,093	1,787	12,866	619.9%

OPERATING EXPENSES	923,048	1,111,657	1,674,281	2,016,391	20.4%

Depreciation and Amortization:	159,030	168,150	288,459	305,000	5.7%

Generation in Chile	72,344	77,271	131,221	140,159	6.8%
Other Businesses in Chile	1,843	1,884	3,342	3,418	2.3%
Costanera	20,316	24,313	36,851	44,100	19.7%
Chocón	10,067	9,954	18,260	18,056	(1.1%)
Emgesa	27,797	27,084	50,420	49,127	(2.6%)
Edegel	26,664	27,643	48,365	50,141	3.7%

Other Fixed Costs:	69,889	81,292	126,768	147,453	16.3%

Generation in Chile	21,655	25,173	39,278	45,660	16.2%
Other Businesses in Chile	14,337	17,215	26,006	31,226	20.1%
Costanera	7,678	9,796	13,926	17,769	27.6%
Chocón	2,117	2,169	3,839	3,935	2.5%
Emgesa	13,929	15,417	25,265	27,965	10.7%
Edegel	10,901	11,984	19,774	21,737	9.9%
Consolidation Adjustments of Foreign Subsidiaries	(727)	(463)	(1,319)	(839)	36.4%

Variable Costs:	694,129	862,215	1,259,053	1,563,938	24.2%

Costanera	162,819	175,054	295,331	317,523	7.5%
Chocón	12,358	14,796	22,416	26,838	19.7%
Emgesa	93,351	107,010	169,325	194,102	14.6%
Edegel	53,358	77,628	96,785	140,806	45.5%
Fuels and Lubricants in Chile	225,480	369,799	408,990	670,765	64.0%
Energy Purchases in Chile	77,449	36,392	140,482	66,010	(53.0%)
Tolls and Energy Transport Costs in Chile	52,053	66,393	94,416	120,428	27.6%
Other Variable Costs of Generation in Chile	15,075	12,960	27,344	23,508	(14.0%)
Other Variable Costs of Other Businesses in Chile	2,186	2,183	3,964	3,959	(0.1%)

(*) On September 1, 2007 the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. were merged into the latter, which then changed its name to Emgesa S.A. E.S.P.
(**) The information disclosed for each subsidiary and country is net of intercompany transactions. Chile includes Chilean investments and all investments vehicles.
(***) Consolidation adjustments of foreign subsidiaries include the Argentine subsidiaries and the Colombian subsidiary Betania in 2007.

Endesa Chile’s Operating Income breakdown by country (Chilean GAAP)

Table 11.1

	Million Ch$		Thousand US$
	Jan. - Sept. 2007	Jan. - Sept. 2008	Jan. - Sept. 2007	Jan. - Sept. 2008	% Var.

OPERATING REVENUES	1,369,747	1,729,944	2,484,532	3,137,880	26.3%

Generation in Chile	696,511	965,358	1,263,374	1,751,025	38.6%
Other Businesses in Chile	22,881	26,682	41,503	48,397	16.6%
Costanera	191,812	219,184	347,921	397,569	14.3%
Chocón	49,990	32,230	90,674	58,461	(35.5%)
Emgesa	267,823	331,819	485,793	601,874	23.9%
Edegel	140,731	154,672	255,266	280,554	9.9%
Consolidation Adjustments of Foreign Subsidiaries	-	-	-	-

OPERATING EXPENSES	923,048	1,111,657	1,674,281	2,016,391	20.4%

Generation in Chile	464,055	587,988	841,731	1,066,528	26.7%
Other Businesses in Chile	18,365	21,282	33,312	38,603	15.9%
Costanera	190,813	209,163	346,108	379,392	9.6%
Chocón	24,542	26,920	44,516	48,829	9.7%
Emgesa	135,076	149,512	245,009	271,194	10.7%
Edegel	90,924	117,255	164,923	212,685	29.0%
Consolidation Adjustments of Foreign Subsidiaries	(727)	(463)	(1,319)	(839)	36.4%

GROSS INCOME	446,699	618,288	810,251	1,121,489	38.4%

Generation in Chile	232,456	377,370	421,643	684,497	62.3%
Other Businesses in Chile	4,515	5,400	8,190	9,794	19.6%
Costanera	999	10,021	1,812	18,177	903.0%
Chocón	25,448	5,310	46,159	9,632	(79.1%)
Emgesa	132,747	182,307	240,784	330,680	37.3%
Edegel	49,807	37,417	90,343	67,869	(24.9%)
Consolidation Adjustments of Foreign Subsidiaries	727	463	1,319	839	(36.4%)

GENERAL AND ADMINISTRATIVE COSTS	30,994	30,806	56,219	55,878	(0.6%)

Generation in Chile	14,274	14,286	25,892	25,912	0.1%
Other Businesses in Chile	971	1,112	1,761	2,017	14.6%
Costanera	2,247	2,583	4,076	4,685	14.9%
Chocón	995	1,050	1,805	1,904	5.5%
Argentinean Investment Companies	71	48	128	87	(32.0%)
Emgesa	4,015	4,563	7,283	8,277	13.7%
Edegel	8,425	7,149	15,282	12,968	(15.1%)
Peruvian Investment Companies	114	126	207	229	10.9%
Consolidation Adjustments of Foreign Subsidiaries	(118)	(111)	(215)	(202)	6.0%

OPERATING INCOME	415,705	587,482	754,032	1,065,611	41.3%

Generation in Chile	218,182	363,084	395,751	658,585	66.4%
Other Businesses in Chile	3,545	4,287	6,429	7,777	21.0%
Costanera	(1,248)	7,438	(2,264)	13,492	695.9%
Chocón	24,453	4,261	44,353	7,728	(82.6%)
Argentinean Investment Companies	(71)	(48)	(128)	(87)	32.0%
Emgesa	128,732	177,744	233,502	322,403	38.1%
Edegel	41,382	30,268	75,061	54,901	(26.9%)
Peruvian Investment Companies	(114)	(126)	(207)	(229)	(10.9%)
Consolidation Adjustments of Foreign Subsidiaries	846	574	1,534	1,041	(32.1%)

INTERNATIONAL GENERATOR CONTRIBUTION	193,979	220,110	351,851	399,249	13.5%

(*) On September 1, 2007 the Colombian companies Emgesa S.A. E.S.P. and Central Hidroeléctrica Betania S.A. E.S.P. were merged into the latter, which then changed its name to Emgesa S.A. E.S.P.
(**) The information disclosed for each subsidiary and country is net of intercompany transactions. Chile includes Chilean investments and all investments vehicles.
(***) Consolidation adjustments of foreign subsidiaries include the Argentine subsidiaries and the Colombian subsidiary Betania in 2007.

Endesa Chile’s Ownership Structure, as of September 30, 2008 Total Shareholders: 20,053. Total Outstanding Shares: 8,201,754,580

Table 12

Shareholders	% Holding

Enersis	59.98%
Chilean Pension Funds	20.44%
ADRs (Citibank N.A.)	4.56%
Individuals	1.50%
Others	13.52%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended September 30, 2008, on Thursday, October 30, 2008, at 10:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 213 48 47, international.
Dial-In number: 1 (888) 679 8034

Passcode I.D.: 93174318

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 57984569

In order for you to have an easier access to our conference call, we suggest to pre-register your attendance and obtain your PIN code at the following link:
https://www.theconferencingservice.com/prereg/key.process?key=PNYYQV3AQ

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via Internet and watch an online presentation, or listen to a webcast replay of the call, you may access www.endesachile.cl (please note that this is a listen only mode).

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: October 30, 2008